UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 3, 2011

PARKWAY PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39201
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Michael K.K. Choy
December 21, 2010
Page 2

Item 7.01.   Regulation FD Disclosure

The Board of Directors of Parkway Properties, Inc. previously designated the Audit Committee (the "Committee") to provide an independent review and evaluation of the allegations made in a shareholder demand letter dated July 15, 2010, by Parkway's former Chief Financial Officer, J. Mitchell Collins, as well as the allegations in the Amended Complaint filed by Mr. Collins in the Circuit Court of Hinds County, Mississippi.

The Committee consists of four independent Directors, two of which joined Parkway's Board of Directors after Mr. Collins' employment terminated. The Committee engaged Fulbright & Jaworski L.L.P. ("Fulbright") as outside legal counsel to assist with the process. Fulbright is a full-service international law firm with extensive experience in such matters and had never been retained by Parkway prior to this engagement. Fulbright also retained Navigant Consulting (PI) LLC to provide forensic accounting assistance.

After thoroughly investigating the allegations in good faith and fully informing itself of all material facts relevant thereto, the Committee believes that the Company did not operate in a fraudulent or misleading manner regarding either the termination of Mr. Collins or the disclosure of the Company's 2010 earnings guidance. Further, the Committee has determined that it would not serve the interests of Parkway or its shareholders for the Company to take any of the further actions requested in the demand letter.

A copy of Fulbright's letter, on behalf of the Committee and dated December 21, 2010, to counsel for Mr. Collins is attached hereto as Exhibit 99. The information set forth in Items 7.01 and 9.01 of this Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of Parkway Properties, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   Letter from Fulbright & Jaworski L.L.P. dated December 21, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 3, 2011

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
    Mandy M. Pope
    Executive Vice President and Chief
    Accounting Officer